SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                                AYDIN Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    054681101
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 3, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 44 Pages)

                             Exhibit List on Page 14



--------
        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 2 of 44 Pages
--------------------------------                     ---------------------------





================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              492,600
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          492,600
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       492,600
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 3 of 44 Pages
--------------------------------                     ---------------------------




================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              492,600
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          492,600
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       492,600
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 4 of 44 Pages
--------------------------------                     ---------------------------




================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       ROBERT FRANKFURT
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          -0-
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       -0-
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       -0-
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 5 of 44 Pages
--------------------------------                     ---------------------------





================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       SANDERA PARTNERS, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       TEXAS
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              125,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          125,000
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       125,000
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 6 of 44 Pages
--------------------------------                     ---------------------------




================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              3,100
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          3,100
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       3,100
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 7 of 44 Pages
--------------------------------                     ---------------------------




================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              128,100
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          128,100
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       128,100
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 8 of 44 Pages
--------------------------------                     ---------------------------




================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       THE FULL VALUE COMMITTEE
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION


--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              620,700
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
            --------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          620,700
            --------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       620,700
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       11.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 9 of 44 Pages
--------------------------------                     ---------------------------




         The following constitutes Amendment No. 1 to the Schedule 13D filed on July 30, 1998 (the "Schedule 13D"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively assigned to them in the Schedule 13D.

Item 2 is hereby amended and restated in its entirety as follows:

Item 2.           Identity and Background.
                  ------------------------

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), Warren G. Lichtenstein, Robert Frankfurt, Sandera Partners, L.P., a Texas limited partnership, Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), Mark E. Schwarz and The Full Value Committee.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary. Robert Frankfurt is an employee of Steel Partners II.

                  Sandera Capital, L.L.C. ("Sandera L.L.C."), a Texas limited liability company is the general partner of Sandera Capital Management, L.P., ("SCM") a Texas limited liability company. SCM is the general partner of Sandera Partners, L.P. ("Sandera"), a Texas limited partnership. Newcastle is a Texas limited partnership. The principal business of Sandera L.L.C., SCM, Sandera and Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities. Mark E. Schwarz is the Vice President and manager of Sandera L.L.C. and the sole general partner of Newcastle.

                  The Full Value Committee (the "Committee") is composed of Warren G. Lichtenstein, Robert Frankfurt and Mark E. Schwarz. The Committee is not a business entity and has no place of organization. The principal office of the Committee is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. By virtue of his position with Sandera and Newcastle, Mark E. Schwarz has the power to vote and dispose of the Issuer's shares owned by Sandera and Newcastle. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of Steel Partners and Warren Lichtenstein is 150 East 52nd Street, 21st Floor, New York, New York 10022.

                  The principal business address of Sandera L.L.C., SCM, Sandera and Mark Schwarz is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

                  The principal business address of Newcastle is 4650 Cole Avenue, Suite 331, Dallas, Texas 75205.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

                           The  principal  business of Sandera and  Newcastle is
the purchase, sale, exchange, acquisition and holding of investment securities. The principal occupation of Mr. Schwarz is the purchase, sale, exchange, acquisition and holding of investment securities.

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 10 of 44 Pages
--------------------------------                     ---------------------------




                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Lichtenstein is a citizen of the United States of America.

                       Mr. Schwarz is a citizen of the United States of America.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.           Source and Amount of Funds.
                  ---------------------------

         The aggregate purchase price of the 492,600 Shares of Common Stock owned by Steel Partners II is $4,195,640. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 125,000 Shares of Common Stock owned by Sandera is $1,211,166.25. The Shares of Common Stock owned by Sandera were acquired with partnership funds.

         The aggregate purchase price of the 3,100 Shares of Common Stock owned by Newcastle is $25,217.50. The Shares of Common Stock owned by Newcastle were acquired with partnership funds.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.           Purpose of Transaction.
                  -----------------------

         The Reporting Persons have now concluded the most attractive opportunity for increasing the value of the Issuer's shares, on a present value basis, is through the sale of the Issuer. The Reporting Persons have concluded the Issuer's recent attempts to evaluate potential strategic alternatives to enhance shareholder value are insufficient in the face of continuing lack of performance in the Issuer's Common Stock. Accordingly, the Reporting Persons have concluded that the best way to bring forth the sale of the Issuer is through a consent solicitation. In that connection, on September 9, 1998 the Reporting Persons delivered a letter to I. Gary Bard, Chairman and Chief
Executive Officer of the Issuer, a copy of which is attached hereto and incorporated herein by reference. In addition the Reporting Persons have formed the Committee and have engaged the services of MacKenzie Partners, Inc., a proxy solicitation firm, to assist in such a solicitation. The Committee was formed to solicit written consents to take action in lieu of a stockholders meeting, pursuant to Delaware General Corporation Law Section 228 to (i) remove certain incumbent members of the Issuer's board of directors; and (ii) elect the slate of candidates set forth herein to the Issuer's board of directors.

           On September 3, 1998, the Reporting Persons entered into a Joint Filing and Solicitation Agreement, reflecting their agreement to form The Full Value Committee and to seek to remove certain members of the board of directors of the Issuer, including Ira Brind, Dr. Nev A. Gokcen and Harry D. Train, II, and to elect Warren G. Lichtenstein, Robert Frankfurt and Mark E. Schwarz in their place. On or about September 9, 1998, Steel Partners II served the Issuer with a request for a consent copy of a list of stockholders and related information. On September 9, 1998, Steel Partners II, also delivered its written consent to the Issuer's Corporate Secretary. On September 9, 1998, The Full Value Committee filed a Preliminary Consent Solicitation Statement with the
Securities and Exchange Commission in order to solicit consents from the stockholders of the Issuer in order to effectuate such actions. A copy of each of the Joint Filing and Solicitation Agreement, the Preliminary Consent Solicitation

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 11 of 44 Pages
--------------------------------                     ---------------------------




Statement, stockholder list demand and written consent are filed as exhibits to this Schedule 13D and incorporated herein by reference.

         Upon final approval from the Commission for its consent solicitation materials, the Committee intends to commence its solicitation of Stockholders of the Issuer.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4. Except as set forth above, the Reporting Persons have no agreements or understandings between themselves with respect to the voting or disposition of the Common Stock of the Issuer.

Item 5 is hereby amended in its entirety as follows:

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 5,209,800 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1998.

                  As of the close of business on September 3, 1998, Steel Partners II beneficially owns 492,600 Shares of Common Stock, constituting approximately 9.5% of the Shares outstanding. Mr. Lichtenstein beneficially owns 492,600 Shares, representing approximately 9.5% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 492,600 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  As of the close of business on September 3, 1998, Sandera beneficially owns 125,000 Shares of Common Stock, constituting approximately 2.4% of the shares outstanding, and Newcastle beneficially owns 3,100 Shares of Common Stock, constituting approximately .1% of the shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 128,100 Shares owned by Sandera and Newcastle by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  (b) By virtue of his positions with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D and beneficially owned by Steel Partners II.

                           By  virtue  of  his   positions   with   Sandera  and
Newcastle, Mr. Schwarz has the sole power to vote and dispose of the Shares reported in this Schedule 13D and beneficially owned by Sandera and Newcastle.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e)      Not applicable.

Item 6 is amended in its entirety to read as follows:

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 12 of 44 Pages
--------------------------------                     ---------------------------




Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                  --------------------------------------------------------------

                  On September 3, 1998 the Reporting Persons entered into a Joint Filing and Solicitation Agreement, reflecting their agreement to form The Full Value Committee and to seek to remove certain members of the board of directors of the Issuer, including Ira Brind, Dr. Nev A. Gokcen and Harry D. Train, II, and to elect Warren G. Lichtenstein, Robert Frankfurt and Mark E. Schwarz in their place. The Full Value Committee has filed a Preliminary Consent Solicitation Statement in order to solicit consents from the stockholders of the Issuer in order to effectuate such actions. A copy of each of the Joint Filing and Solicitation Agreement and the Preliminary Consent Solicitation Statement are filed as exhibits to this Schedule 13D and incorporated herein by reference.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7 is hereby amended in its entirety as follows:

Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

                  1. Joint Filing Agreement between Steel Partners and Warren G. Lichtenstein (previously filed).

                  2. Joint Filing Agreement between Steel Partners, Warren Lichtenstein, Robert Frankfurt, Sandera Partners, L.P., Newcastle Partners, L.P. and Mark E. Schwarz.

                  3.       Preliminary Consent Solicitation Statement.

                  4. Letter from Warren G. Lichtenstein to I. Gary Bard dated September 9, 1998.

                  5.       Stockholder list demand letter and written consent.

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 13 of 44 Pages
--------------------------------                     ---------------------------





                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 9, 1998             STEEL PARTNERS II, L.P.

                                       By:      Steel Partners, L.L.C. General
                                                Partner

                                       By:      /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                    Warren G. Lichtenstein
                                                    Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                           WARREN G. LICHTENSTEIN

                                       SANDERA PARTNERS, L.P.

                                       By:      Sandera Capital Management L.P.
                                                General Partner

                                       By:      Sandera Capital, L.L.C.
                                                General Partner

                                       By:      /s/ Mark E. Schwarz
                                                --------------------------------
                                                Mark E. Schwarz
                                                Vice President and Managing
                                                Member

                                       NEWCASTLE PARTNERS, L.P.

                                       By:/s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz
                                          General Partner

                                       /s/ Mark E. Schwarz
                                       -----------------------------------------
                                       Mark E. Schwarz

                                       THE FULL VALUE COMMITTEE

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                       By: Warren G. Lichtenstein

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 14 of 44 Pages
--------------------------------                     ---------------------------




                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                    Page
-------                                                                    ----

1.       Joint Filing Agreement (previously filed)                          --

2.       Joint Filing and Solicitation Agreement dated
         September 3, 1998                                                  15

3.       Preliminary Consent Solicitation Statement                         18

4.       Letter from Warren G. Lichtenstein to I. Gary Bard
         dated September 9, 1998                                            37

5.       Stockholder list demand letter and written consent                 39

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 15 of 44 Pages
--------------------------------                     ---------------------------




                     JOINT FILING AND SOLICITATION AGREEMENT



                  WHEREAS, certain of the undersigned are shareholders, direct or beneficial, of Aydin Corporation ("Aydin"), a Delaware corporation;

                  WHEREAS, Warren Lichtenstein, Robert Frankfurt and Mark E. Schwarz wish to form The Full Value Committee (the "Committee") in order to solicit written consents to obtain a change in the Board of Directors of Aydin;

                  NOW, IT IS AGREED, this 3rd day of September 1998, by the parties hereto:

                  3. In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of Aydin.

                  4. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Grundman Frome & Rosenzweig LLP of (i) any of their purchases or sales of the Common Stock of Aydin; or (ii) any shares over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

                  5. Each of Warren Lichtenstein, Robert Frankfurt and Mark E. Schwarz agrees to serve as one of the Committee's nominees to the Board of Aydin and to serve as a director if elected.

                  6. Steel Partners II, LLP ("Steel") hereby agrees to bear all expenses incurred in connection with the solicitation of written consents by the Committee. Notwithstanding the foregoing, Steel shall not be required to reimburse any nominee or party for (i) out-of-pocket expenses incurred by a nominee in the aggregate in excess of $250 without Steel's prior written approval; (ii) the value of the time of any nominee or party; (iii) legal fees incurred without Steel's prior written approval; or (iv) the costs of any counsel, other than Steel's counsel, employed in connection with any pending or threatened litigation.

                  7. The relationship of the parties hereto shall be limited to carrying on the business of the Committee in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 16 of 44 Pages
--------------------------------                     ---------------------------




and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell shares of Aydin, as it deems appropriate, in its sole discretion. Nor shall anything herein be construed to require any party to deliver a written consent to the Committee or to refrain from revoking any consent after it has been given.

                  8. The principal office of the Committee shall be at 110 East 52nd Street, 21st Floor, New York, New York 10022.

                  9. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

                  10. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

                  11. Any party hereto may terminate his obligations under this agreement at any time on 24 hours written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan Grundman Frome & Rosenzweig LLP, Fax No. 212 755-1467.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                   STEEL PARTNERS II, L.P.
                                   150 East 52nd Street
                                   New York, NY 10022

                                   By:      Steel Partners, L.L.C.
                                            General Partner

                                   By:      /s/ Warren Lichtenstein
                                            ------------------------------------
                                            Warren Lichtenstein, Managing Member


                                            /s/ Warren Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein


                                            /s/ Robert Frankfurt
                                            ------------------------------------
                                            Robert Frankfurt

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 17 of 44 Pages
--------------------------------                     ---------------------------




                                    /x/ Mark E. Schwarz
                                    --------------------------------------------
                                             Mark E. Schwarz

                                    SANDERA PARTNERS, L.P.
                                    1601 Elm Street, Suite 4000
                                    Dallas, TX 75201

                                    By:      Sandera Capital Management, L.P.
                                             General Partner

                                    By:      Sandera Capital, L.L.C.
                                             General Partner


                                    By: /s/ Mark E. Schwarz
                                       -----------------------------------------
                                             Mark E. Schwarz, Vice President and
                                             Managing Member


                                    NEWCASTLE PARTNERS, L.P.
                                    4650 Cole Avenue, Suite 331
                                    Dallas, TX 75205

                                    By: /s/ Mark E. Schwarz
                                       -----------------------------------------
                                             Mark E. Schwarz, General Partner

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 18 of 44 Pages
--------------------------------                     ---------------------------


                         CONSENT SOLICITATION STATEMENT
                                       OF
                            THE FULL VALUE COMMITTEE


                  This Consent Solicitation Statement (the "Consent Statement") and the accompanying form of written consent are furnished by The Full Value Committee (the "Committee") in connection with the solicitation by the Committee of written consents from the holders of common stock, $1.00 par value per share (the "Common Stock"), of Aydin Corporation, a Delaware corporation (the "Company"), to take the following action (the "Proposal"), without a meeting of stockholders, as permitted by Delaware law:

                  (1) Remove all of the incumbent members of the Company's Board of Directors without cause, other than I. Gary Bard, including the removal of Ira Brind, Dr. Nev A. Gokcen, and Harry D. Train, II, and any person or persons elected to the Board of Directors by the Directors to fill any vacancy arising since the last annual meeting of stockholders, or newly created directorship;

                  (2) Elect the Committee's nominees (Warren G. Lichtenstein, Robert Frankfurt and Mark E. Schwarz) to the Company's Board of Directors.

                  Approval of the Proposal requires the written consent of a majority of the holders of Common Stock as of September 9, 1998 (the "Record Date"). Stockholders of record as of close of business on the Record Date will be entitled to one vote for each share of Common Stock (the "Shares"). The Committee has set October 15, 1998 as the goal for the submission of written consents; however, the last day for the submission of written consents to the Company under Delaware law will be November 9, 1998. Based on publicly available information filed by the Company with the Securities and Exchange Commission (the "SEC") as of July 31, 1998, there were 5,209,800 shares of Common Stock issued and outstanding.

         On the Record Date, the Committee was the beneficial owner of an aggregate of 620,700 shares of Common Stock which represented approximately 11.9% of the issued and outstanding shares of Common Stock.

         THE COMMITTEE BELIEVES THAT THE PLAN OUTLINED ABOVE AND DESCRIBED FURTHER HEREIN WILL DELIVER MAXIMUM VALUE FOR YOUR SHARES OF COMMON STOCK, ALTHOUGH THERE CAN BE NO ASSURANCES THAT THE PLAN WILL RESULT IN MAXIMUM VALUE; TO CARRY OUT THE PLAN THE COMMITTEE'S NOMINEES BELIEVE THAT THE INCUMBENT MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS OTHER THAN MR. BARD MUST BE REPLACED. REPRESENTATION BY THE COMMITTEE'S NOMINEES CAN BE ACHIEVED ONLY IF THE PROPOSED CORPORATE ACTIONS ARE ADOPTED. ACCORDINGLY YOU ARE URGED TO CONSENT TO THE REMOVAL OF THE INCUMBENT MEMBERS OF THE BOARD OF DIRECTORS OTHER THAN MR. BARD AND TO THE ELECTION OF THE COMMITTEE'S NOMINEES (MESSRS. LICHTENSTEIN, FRANKFURT AND SCHWARZ) TO CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS BY MARKING, SIGNING, DATING AND RETURNING PROMPTLY THE ENCLOSED WHITE CONSENT CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

         Because a Consent to corporate action is effective only if executed by holders of record of a majority of the total number of shares outstanding on the Record Date, the failure to execute a consent has the same effect as a withholding of Consent for any proposal.

         If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only such entity can execute a Consent with respect to your shares. Accordingly, please mark, date, and sign the enclosed WHITE Consent Card and return it to your broker or bank.

         The principal executive offices of the Company are located at 700 Dresher Road, Horsham, Pennsylvania 19044 and its telephone number is (215) 657-7510

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 19 of 44 Pages
--------------------------------                     ---------------------------





                  This   Consent   Statement,   the   accompanying   letter   to
stockholders   and  the  WHITE  Consent  Card  are  first  being   furnished  to
stockholders on or about September [ ], 1998.

                                    IMPORTANT
                                    ---------

         Carefully review the Consent Statement and the enclosed materials. YOUR CONSENT IS IMPORTANT. No matter how many or how few shares you own, please vote FOR the removal of the stated members of the Company's Board of Directors and the election of the Committee's nominees for director by so indicating and by signing, marking, dating and mailing the enclosed WHITE Consent Card promptly.

         If you own shares of the Company but your stock certificate is held for you by a brokerage firm, bank or other institution, it is very likely that the stock certificate is actually in the name of such brokerage firm, bank or other institution. If so, only such entity can execute a BLUE Consent and vote your shares of Common Stock. The brokerage firm, bank, or other institution holding the shares for you is required to forward consent materials to you and solicit your instructions with respect to the granting of consents; it cannot vote your shares unless it receives your specific instructions.

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 20 of 44 Pages
--------------------------------                     ---------------------------





         If you have any questions about giving your consent or require assistance in voting your shares, please call:

                            MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                               New York, NY 10010
                            (212) 929-5500 (Collect)
                                       or
                          CALL TOLL FREE (800) 322-2885

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 21 of 44 Pages
--------------------------------                     ---------------------------





                     THE FULL VALUE COMMITTEE AND ITS SLATE

         The Full Value Committee is composed of Warren G. Lichtenstein, Robert Frankfurt and Mark E. Schwarz, Warren G. Lichtenstein, Robert Frankfurt and Mark
E. Schwarz constitute its slate (the "Slate") for election to the Company's Board of Directors. Biographical data on the Slate is set forth below. The Committee was formed on or about September 3, 1998 to make the Proposal and undertake this consent solicitation. The Committee is an unincorporated association with its office at 150 East 52nd Street, 21st Floor, New York, NY
10022. Its telephone number is (212) 813-1500. The Committee's officers are Messrs. Lichtenstein, Frankfurt and Schwarz.

         Warren G. Lichtenstein (33) is one of the Committee's nominees for director. Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P. ("Steel") since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd. ("Former General Partner"), the general partner of Steel Partners Associates, L.P. ("Associates"), which was the general partner of Steel since 1993 and prior to January 1, 1996. For information regarding Steel and Steel LLC, see below under "Other Participants, Certain Agreements and Related Additional Information." Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein is a director of the following publicly held companies: Gateway Industries, Inc., Rose's Holdings, Inc. and Saratoga Beverage Group, Inc. As of the Record Date, Mr. Lichtenstein beneficially owned 492,600 shares of the Common Stock of the Company, all of which were owned by Steel. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of shares of the Common Stock of the Company during the past two years, see
Schedule I.

         In late 1995, Steel commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc. ("MICA"). Thereafter, MICA initiated an action against Steel, Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al, Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934. Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel would assume control of the Board of MICA. MICA was ultimately sold for $11.75 per share, as contrasted with the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel's proxy solicitation.

         Robert Frankfurt (33) is one of the Committee's nominees for director. Mr. Frankfurt graduated from the Wharton School of Business in 1987 with a B.S. in Economics. Mr. Frankfurt began his career as a financial analyst in the mergers and acquisitions department of Bear, Stearns & Co., Inc. In 1989, Mr. Frankfurt joined Hambro Bank America as an associate focused on micro-cap and cross-border merger and acquisition transactions. In 1992, Mr. Frankfurt began consulting with various entities on proposed international and domestic transactions including a number of acquisition projects for Steel LLC. Mr. Frankfurt joined Steel LLC in 1995 after completing his MBA at the Anderson Graduate School of Management

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 22 of 44 Pages
--------------------------------                     ---------------------------




at UCLA, where he was a Venture Capital Fellow. As of the Record Date, Mr. Frankfurt does not beneficially own shares of the Common Stock of the Company. The business address of Mr. Frankfurt is 150 E. 52nd Street, 21st Floor, New York, New York 10022.

         Mark E. Schwarz (37) is one of the Committee's nominees for director. Mr. Schwarz is Vice President and Manager of Sandera Capital, L.L.C. ("Sandera L.L.C."), a private investment firm, since 1995. Prior to such time Mr. Schwarz was a securities analyst and portfolio manager for SCM Advisors, L.L.C. a registered investment advisor, from 1993 to 1996. Mr Schwarz is also the sole general partner of Newcastle Partners, L.P. ("Newcastle"), a private investment firm, since 1993. As of the Record Date, Mr. Schwarz beneficially owned 128,100 shares of the Common Stock of the Company. The business address of Mr. Schwarz is 1601 Elm Street, Suite 4000, Dallas, Texas 75201. For information regarding Mr. Schwarz's purchases and sales of shares of the Common Stock of the Company during the past two years, see Schedule I.

         For further information concerning the plans of the Full Value Committee and its Slate, see "The Plans of the Full Value Committee."

         The Full Value Committee, together, beneficially owned 620,700 shares of Common Stock as of the Record Date, representing 11.6% of the issued and outstanding shares of Common Stock.

         Each of the nominees has consented to serve as a director and, if elected, intends to discharge his duties as director of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. By executing a WHITE Consent Card, each Stockholder will revoke any prior consent and will not be voting his or her shares for the nominees of the Company's management.

                      THE PLANS OF THE FULL VALUE COMMITTEE

         The Committee was formed to solicit consents to elect a slate of candidates to replace the current directors of the Company other than I. Gary Bard, the Chairman and Chief Executive Officer of the Company. Members of the Committee have beneficially owned shares of the Company's common stock since July 1996. In making their initial investment, the members of the Committee believed there were unexploited opportunities to increase the value of these shares. The members of the Committee now believe that the Company's business strategy, including its recent efforts to evaluate strategic alternatives, is not the best course of action for the Company's stockholders.

         Accordingly, the Committee believes that the market price of the Common Stock does not reflect the underlying value of the Company and believes that the sale of the Company may be in the best interests of the Company's stockholders. For example, on September 8, 1998, the closing price of the Company's Common Stock was $8.1875 per share, while the book value of the Company at June 30, 1998 was more than $12.50 per share, according to Company's Quarterly Report on Form 10-Q. In May, 1996, when I. Gary Bard was hired as Chairman of the Board and Chief Executive Officer of the Company, the Company's Common Stock was trading at over $14.00 per share. Based on the closing price of the Company's common stock as of September 8, 1998, it has declined over 40% in value since that time. In addition, the Company has shown a net loss of almost $24,000,000 for the first half of 1998, as well as a 15% decline in net sales revenues from the same period in 1997.

         For these and other reasons, the Committee has concluded that the most attractive opportunity for increasing the value of the Company's Common Stock, on a present value basis, is through the sale of the Company. The only means by which the Committee can ensure the Board of the Company acts to pursue this objective is to have certain directors of the Company removed and replaced with a majority of directors committed to pursuing the sale of the Company in a manner which will give the Company's stockholders the greatest return on their investment. In that regard the Committee was formed to seek the removal of Ira

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 23 of 44 Pages
--------------------------------                     ---------------------------




Brind, Dr. Nev A. Gokcen and Harry D. Train, II., without cause, and the election of Warren G. Lichtenstein, Robert Frankfurt and Mark E. Schwarz in their place. Upon the consummation of such actions, the Slate will take all necessary action to pursue the sale of the Company.

         The Committee believes that the sale of the Company will produce more favorable financial results to the stockholders of the Company than the continued operation of the Company by current management. No assurance can be given that a sale of the Company can be accomplished or would produce more favorable financial results or result in achieving full value for stockholders. The Committee has not made any contact with any potential acquirors of the Company or solicited any offers from any potential acquirors of the Company. Nor has it conducted an appraisal of the assets of the Company in order to determine a fair price for such a sale.

         In the event the Proposal is passed and the Slate is elected, the Slate has committed to use its best efforts, among other things, to effectuate a sale of the Company. No assurance can be given that the Slate will be able to implement its plan. The Committee could, however, in the future, based upon an evaluation of the Company's operations and future plans, decide to pursue another course of action. It is not currently contemplated that any of the Committee's nominees for director or any of their affiliates will participate in any transaction with the Company other than in their capacity as a stockholder.

         If the Committee's nominees are elected, they have no current plans to terminate the employment of any of the Company's current officers. The Committee is not aware of any employment agreement or material agreement to which the Company is a party, the termination or terms of which would be adversely affected by the election of the Slate or sale of the Company, except for the termination provisions as set forth in "Other Matters - Employment Agreements."

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CUSIP No. 054 68 1101                    13D           Page 24 of 44 Pages
--------------------------------                     ---------------------------






Employment Agreements

         The following description of certain employment agreements between the Company and its executive officers is summarized in the Company's proxy statement dated May 1, 1998 and other publicly available documents.

I. GARY BARD

         On July 25, 1996, the Board of Directors approved the recommendations of the Executive Compensation Committee regarding an Employment Agreement between the Company and Mr. Bard, effective as of May 6, 1996, employing Mr. Bard as Chairman of the Board and Chief Executive Officer of the Company. The terms of the agreement is for five years and, unless notice of termination is given by either party within six months prior to its termination date, is automatically extended for an additional one-year term. The Company has the right to terminate the agreement during its term but only for "cause (as defined in the Agreement), and Mr. Bard may terminate his employment during its term for "Good Reason" (e.g. a change of his position as Chairman and CEO without his consent) or in the event of a "Change in Control" (e.g., merger, consolidation, reorganization, sale, lease, exchange or other disposition of Company assets or capital stock of more than 50%, other than to or with EA Industries, Inc.

         The Company agreed to (i) pay an annual base salary of $290,000; (ii) review the base salary at the end of each fiscal year and increase it as the Board may determine; (iii) pay a bonus of 20,000 Shares in consideration of Mr. Bard's execution of the Agreement; (iv) loan Mr. Bard an amount sufficient to pay all income taxes payable by him in respect to issuance of the 20,000 bonus shares by the Company, with interest at the lesser of 10%or prime, repayable in five years, secured by a pledge of the 20,000 shares; (v) grant him a stock option to purchase up to 150,000 shares of the Company's Common Stock, with an exercise price equal to the fair market value of the Company's Stock on the date the option was granted by the Board; (vi) permit him to participate in a bonus plan to be established by the Company and,pending adoption of such a bonus plan, pay him a bonus of up to 80% of his base salary upon satisfaction of Board-approved objectives; (vii) permit him to participate in the Company's insurance, health, stock option and other employee benefit plans; and (viii) provide Mr. Bard with an automobile or a monthly car allowance at the Company's option.In the event the agreement is terminated by the Company, other than for "Cause" or Mr. Bard terminates the agreement within one year after an event that would constitute "Good Reason" or a"Change in Control", the Company is obligated to pay (i) the pro-rata portion of any bonus due and (ii) the then base salary for the shorter of three years or until the initial term of the agreement expires. All obligations of the Company terminate upon the death of Mr. Bard except for the payment of any accrued and unpaid compensation at time of death. In the event of his total disability, as determined under the agreement, the Company's obligations under the agreement terminate upon the payment to Mr.Bard of one-half of his then annual base salary.

         On February 6, 1998, the Board of Directors approved the recommendation of the Executive Compensation Committee and extended Mr. Bard's contract for an additional two years.

JAMES R. HENDERSON

         On July 25, 1996, the Board of Directors approved the Employment Agreement between the Company and Mr. Henderson, effective as of July 8, 1996, employing Mr. Henderson as Vice President and Chief Financial Officer of the Company. The agreement provides (i) a term of two years; (ii) an annual base salary of $135,000; (iii) review of base salary at the end of each fiscal year;
(iv) a grant of an option to purchase Company Common Stock, the amount and terms as determined by the Board of Directors; (v) participation in an incentive bonus plan to be established by the Company, with the opportunity to earn up to 50% of his base salary, with a guarantee of at least $30,000 in the

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CUSIP No. 054 68 1101                    13D           Page 25 of 44 Pages
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first year; (vi) reimbursement of relocation  expenses,  including closing costs on the sale of his out-of-state home and the purchase of a similar home in Pennsylvania, mortgage placement points, real estate transfer taxes and moving expenses; and (vii) participation in the Company's insurance, health, stock option, and other employee benefit plans. In the event the agreement is terminated by the Company prior to the expiration of two years as a result of
any   merger,   acquisition    diversification,    reorganization   or   similar
circumstances, the Company is obligated to pay the then base salary until the initial term of the agreement expires.

H. BARRY MASER

         On October 25, 1996, the Board of Directors approved the Employment Agreement between the Company and Mr. Maser, effective November 4, 1996, employing Mr. Maser as Vice President of Business Development of the Company. The agreement provides (i) a term of two years; (ii) an annual base salary of $175,000; (iii) a grant of an option to purchase up to 50,000 shares of the Company's Common Stock, with an exercise price equal to the fair market value of the Company Stock on the date the option is granted; (iv) participation in an incentive bonus plan with the opportunity to earn up to 70% of his base salary, with a guarantee of at least $75,000 in the first year; (v) payment of a bonus of 10,000 shares of the Company's Common Stock, vesting on a pro-rata basis over a four-year period, in consideration of Mr. Maser's execution of the agreement;
(vi) a monthly car allowance; and (vii) participation in the Company's insurance, health, stock option, and other employee benefit plans. In the event the agreement is terminated by the Company prior to the expiration of two years as a result of any merger, acquisition, diversification, reorganization, or any other similar circumstances, the Company is obligated to pay the then base salary until the initial term of the Agreement expires or 12 months from the date of termination, whichever is longer.



                               CONSENT PROCEDURES

General; Effectiveness of Consents

         The Company is a Delaware corporation and is, therefore, subject to the Delaware GCL. Section 228 of the Delaware GCL provides that, unless otherwise provided in the certificate of incorporation of a corporation, any action required to be or that may be taken at meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents, setting forth the action so taken, are signed and delivered to the corporation by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Charter of the Company does not prohibit stockholder action by written consent. While Article II, Section 11 of the Bylaws of the Company purport to prohibit stockholder action by less than unanimous written consent, the Committee has been advised by counsel that in the absence of a corresponding charter provision, the restriction in the Bylaws is superfluous and of no legal effect.

         The Proposal will become effective when the Committee submits to the Company properly completed, unrevoked and effective WHITE Consent Cards (or other forms of consent) indicating consent to the Proposal, signed by the holders of record on the Record Date of a majority of the Shares outstanding as of the Record Date. Under Section 228 of the Delaware GCL, such consents must be delivered within 60 days of the earliest dated consent delivered to the Company, which was September 9, 1998; accordingly, this consent solicitation must be completed by November 9, 1998. However, the Committee has established October 15, 1998 as the goal for the submission of written consents to the Committee. If the Proposal is adopted pursuant to this consent solicitation, prompt notice

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CUSIP No. 054 68 1101                    13D           Page 26 of 44 Pages
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will be given pursuant to Section 228(d) of the Delaware GCL to stockholders who have not executed and returned a WHITE Consent Card.

         Because the Proposal will become effective only if executed consents are returned by holders of record on the Record Date of a majority of the Shares then outstanding, the following actions will have the same effect as withholding consent to the Proposal: (a) failing to execute and return a WHITE Consent Card or (b) executing and returning a written consent marked consent "WITHOUT CONSENT" or "ABSTAINS" as to each Proposal. If returned WHITE Consent Cards are executed and dated but not marked with respect to the Proposal, the stockholder returning such card will be deemed to have consented to the Proposal.

Procedural Instructions

         If a stockholder is a record holder of Shares as of the close of business on the Record Date, such stockholder may elect to consent to, withhold consent to or abstain with respect to a Proposal by marking the "CONSENTS", "WITHHOLDS CONSENT" or "ABSTAINS" box, as applicable, underneath the Proposal on the accompanying WHITE Consent Card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

         UNDER THE DELAWARE GCL, ONLY STOCKHOLDERS OF RECORD ON THE RECORD DATE ARE ELIGIBLE TO GIVE THEIR CONSENT TO THE PROPOSAL. THEREFORE, EACH STOCKHOLDER IS URGED, EVEN IF SUCH STOCKHOLDER HAS SOLD ITS SHARES SUBSEQUENT TO THE RECORD DATE, TO GRANT ITS CONSENT PURSUANT TO THE ENCLOSED WHITE CONSENT CARD WITH RESPECT TO ALL SHARES HELD AS OF THE RECORD DATE. A STOCKHOLDER'S FAILURE TO CONSENT MAY ADVERSELY AFFECT THOSE WHO CONTINUE TO BE STOCKHOLDERS. IN ADDITION, ANY STOCKHOLDER OWNING SHARES BENEFICIALLY (BUT NOT OF RECORD), SUCH AS A PERSON WHOSE OWNERSHIP OF SHARES IS THROUGH A BROKER, BANK OR OTHER FINANCIAL INSTITUTION, SHOULD CONTACT THAT BROKER, BANK OR FINANCIAL INSTITUTION WITH INSTRUCTIONS TO EXECUTE THE WHITE CONSENT CARD ON SUCH STOCKHOLDER'S BEHALF OR TO HAVE THE BROKER, BANK OR FINANCIAL INSTITUTION'S NOMINEE EXECUTE THE CONSENT. EACH STOCKHOLDER IS URGED TO ENSURE THAT THE RECORD HOLDER OF SUCH STOCKHOLDER'S SHARES MARKS, SIGNS, DATES AND RETURNS THE ENCLOSED WHITE CONSENT CARD AS SOON AS POSSIBLE. EACH STOCKHOLDER IS FURTHER URGED TO CONFIRM IN WRITING ANY INSTRUCTIONS GIVEN AND PROVIDE A COPY THEREOF TO THE COMMITTEE IN CARE OF MACKENZIE PARTNERS, SO THAT THE COMMITTEE MAY ALSO ATTEMPT TO ENSURE SUCH INSTRUCTIONS ARE FOLLOWED.

Revocation of Consents

         Executed written consents may be revoked at any time, provided that a written, dated revocation which clearly identifies the consent being revoked is executed and delivered either to (a) the Committee in care of MacKenzie Partners, 156 Fifth Avenue, New York, NY 10010, or (b) the principal executive offices of the Company at 700 Dresher Road, Horsham, Pennsylvania 19044 prior to the time that the Proposal becomes effective. A revocation may be in any written form validly signed by the record holder as of the Record Date as long as it clearly states that the written consent previously given is no longer effective. The Committee requests that a copy of any revocation sent to the Company also be given to MacKenzie Partners at the above address so that the Committee may more accurately determine if and when written consent to each Proposal has been received from the holders of record on the Record Date of a majority of the Shares then outstanding. THE COMMITTEE URGES YOU NOT TO SIGN ANY REVOCATION OF CONSENT CARD WHICH MAY BE SENT TO YOU BY THE COMPANY. IF YOU HAVE DONE SO, YOU MAY REVOKE THAT REVOCATION OF CONSENT BY DELIVERING A LATER DATED WHITE CONSENT CARD TO THE COMMITTEE, C/O MACKENZIE PARTNERS, OR TO THE SECRETARY OF THE COMPANY.

                                  OTHER MATTERS

Participant Information

         Mr. Lichtenstein beneficially owns 492,600 shares of Common Stock; Mr. Frankfurt does not beneficially own any shares of Common Stock; Mr. Schwarz beneficially owns 128,100 shares of Common Stock and the Committee beneficially owns 620,700 shares of Common Stock. Collectively, the Committee beneficially owns 11.9% of the Shares. No participant owns any securities other than shares

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of Common Stock and no participant owns any such shares of record but not beneficially.

         The costs of the Committee's consent solicitation will be borne by Steel. The Committee presently intends to seek reimbursement from the Company for its reasonable expenses in connection with this Consent solicitation and does not expect to submit such matter to a vote of security holders, unless required by law.

         The general partner of Steel is Steel LLC, a Delaware limited liability company. The principal business of Steel is investing in the securities of micro-cap companies. The principal business address of Steel and Steel LLC is 150 East 52nd Street, 21st Floor, New York, New York 10022. Warren G. Lichtenstein is Chairman of the Board, Secretary and the Managing Member of Steel LLC. As of the Record Date, Steel was the beneficial owner of 492,600 shares of the Common Stock of the Company. Steel LLC does not beneficially own any shares of the Common Stock of the Company on the Record Date, except by virtue of their role in Steel. For information regarding Steel's purchases and sales of shares of the Common Stock of the Company during the past two years, see Schedule I.

         Sandera L.L.C. is the general partner of Sandera Capital Management, L.P., ("SCM") a Texas limited liability company. SCM is the general partner of Sandera Partners, L.P. ("Sandera"), a Texas limited partnership. Newcastle is a Texas limited partnership. The principal business of Sandera L.L.C., SCM, Sandera and Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Sandera L.L.C., SCM and Sandera is 1601 Elm Street, Suite 4000, Dallas, Texas 75201. The principal business address of Newcastle is 4650 Cole Avenue, Suite 331, Dallas, Texas 75205. Mark E. Schwarz is the Vice President and manager of Sandera L.L.C. and the sole general partner of Newcastle. As of the Record Date, Sandera was the beneficial owner of 125,000 shares of Common Stock of the Company and Newcastle was the beneficial owner of 3,100 shares of Common Stock of the Company. Sandera L.L.C. does not beneficially own any shares of the Common Stock of the Company on the Record Date, except by virtue of its role in Sandera. For information regarding the purchases and sales of shares of the Common Stock of the Company during the past two years by Sandera and Newcastle, see Schedule I.

         The Board of Directors of the Company has a single class of directors. At each annual meeting of Stockholders, the directors are elected to a one-year term. The slate of nominees proposed by the Committee, if elected, would serve as directors for the term expiring in 1999 or until the due election and qualification of their successors. The Committee has no reason to believe any of its nominees will be disqualified or unable or unwilling to serve if elected. The Committee has agreed to indemnify the members of the Slate, and to reimburse each of them for their reasonable out-of-pocket expenses for each of their efforts in connection with the solicitation.

         Except as described herein and in the attachments hereto, no member of the Committee, the Slate of nominees or any of their associates, (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000, (ii) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof, (iii) is the record owner of any securities of the Company of which it may not be deemed to be the beneficial owner, (iv) has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, (v) has any arrangements or understandings with any nominee pursuant to which such nominee was selected as a nominee and there exist no such agreements or understandings between any nominee and any other person, or (vi) has any agreement or understanding with respect to future employment by the Company or any arrangement or understanding with respect to any future transactions to which the Company will or may be a party.


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         See Schedule II for information  regarding persons who beneficially own more than 5% of the Common Stock and the ownership of the Common Stock by the management of the Company.

                              SOLICITATION EXPENSES

         Consents may be solicited by members of the Committee and by its Slate by mail, telephone, telegraph and personal solicitation. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold of record. The Committee will reimburse such institutions for their reasonable out-of-pocket expenses.

         The entire expense of preparing and mailing this Consent Solicitation Statement and any other soliciting material and the total expenditures relating to the consent solicitation (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, consultants, accountants, public relations, transportation and litigation) will be borne by the Committee, with funds provided by Steel.

         The Committee has retained MacKenzie Partners, Inc. ("MacKenzie Partners") to assist in the solicitation of consents and for related services. The Committee has agreed to pay MacKenzie Partners a fee estimated at [$25,000] and has agreed to reimburse it for its reasonable out-of-pocket expenses. Approximately [35] persons will be used by MacKenzie Partners in its solicitation efforts.

         The Committee estimates that its total expenditures relating to the solicitation of consents will be approximately [$100,000]. Total cash expenditures to date relating to this solicitation have been less than $5,000. In addition to the use of the mails, consents may be solicited by the Committee and MacKenzie Partners by telephone, telegram and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. The Committee presently intends to seek reimbursement from the Company for its reasonable expenses in connection with this solicitation and does not expect to submit such matter to a vote of security-holders, unless required by law.


                                       28

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CUSIP No. 054 68 1101                    13D           Page 29 of 44 Pages
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                                   SCHEDULE I

                Transactions in the Shares for the Last Two Years
                -------------------------------------------------





   Shares of Common              Price Per                  Date of
Stock Purchased/(Sold)             Share                 Purchase/Sale
----------------------             -----                 -------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

         1,200                   9.92000                  1/20/97

         1,300                   9.92000                  1/21/97

           500                  10.58000                  1/23/97

         1,000                  10.42500                  1/23/97

         7,500                  10.55000                  1/24/97

         2,000                  10.80000                  1/31/97

         2,700                  10.92500                   2/3/97

         2,500                  10.92500                   2/4/97

        20,500                  11.85000                   2/5/97

         6,900                  11.17500                   2/7/97

         7,000                  11.30000                  2/12/97

         1,000                  11.30000                  2/13/97

         1,000                  11.30000                  2/14/97

         5,500                  11.17500                  2/18/97

           200                  11.17500                  2/19/97

         2,000                  11.17500                  2/20/97

         3,000                  11.00830                  2/28/97

           200                  10.54500                  4/16/97

        14,000                   9.02214                  6/05/98

         2,200                   9.04500                  6/11/98

        24,000                   8.94500                  6/12/98

         1,000                   8.91500                  6/17/98

        17,800                   8.90185                  6/18/98

         2,000                   8.92000                  6/19/98

         4,000                   8.95125                  6/22/98

        14,000                   8.89057                  6/24/98

        32,000                   8.85450                  6/25/98

         5,500                   8.81230                  6/26/98

        29,000                   8.65830                  7/01/98

        10,000                   8.54500                  7/02/98



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CUSIP No. 054 68 1101                    13D           Page 30 of 44 Pages
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         3,000                   8.58500                  7/06/98

         5,000                   8.46000                  7/07/98

        15,100                   8.41360                  7/08/98

         9,000                   8.33500                  7/09/98

         5,000                   8.29750                  7/13/98

         2,000                   8.33500                  7/14/98

        84,500                   7.69293                  7/30/98

        15,000                   7.53830                  7/31/98

        46,000                   7.57500                   8/3/98

        56,000                   7.42990                   8/4/98

        12,700                   7.58000                   8/5/98

           900                   7.85250                   8/6/98

         2,000                   7.87258                   9/1/98

        14,900                   8.14441                   9/2/98




   Shares of Common               Price Per                 Date of
Stock Purchased/(Sold)              Share                Purchase/Sale
----------------------              -----                -------------

                             SANDERA PARTNERS, L.P.
                             ----------------------

           500                  11.71500                   9/2/97

           200                  12.01000                   9/3/97

         5,000                  12.31300                  9/11/97

         2,500                  12.06600                  10/6/97

        49,500                   8.31030                  7/10/98

         7,500                   8.24950                  7/13/98

         1,600                   8.31938                  7/15/98

         9,000                   8.31167                  7/16/98

         3,200                   8.37719                  8/14/98

        10,000                   8.56150                  8/17/98

         5,000                   8.62550                  8/18/98

         1,000                   8.63750                  8/19/98

         5,000                   8.62550                  8/20/98




   Shares of Common               Price Per                 Date of
Stock Purchased/(Sold)              Share                Purchase/Sale
----------------------              -----                -------------

                            Newcastle Partners, L.P.
                            ------------------------

       (1,000)                   9.20635                 12/31/96

         (500)                   9.20634                 12/31/96



                                      A-30

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CUSIP No. 054 68 1101                    13D           Page 31 of 44 Pages
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         2,000                   8.18500                  7/10/98

           100                   8.50000                  8/27/98

           500                   7.99750                  8/28/98

           500                   7.99750                  8/28/98




                             WARREN G. LICHTENSTEIN
                             ----------------------

                                      NONE2

                                ROBERT FRANKFURT
                                ----------------

                                      NONE

                                 MARK E. SCHWARZ
                                 ---------------

                                      NONE3


---------------
     2        By virtue of his  position  with  Steel  Partners  II,  L.P.,  Mr.
              Lichtenstein has the power to vote and dispose of the Company's shares owned by Steel Partners II, L.P. Accordingly, Mr. Lichtenstein is considered the beneficial owner of the shares of the Company owned by Steel Partners II, L.P.

     3        By virtue of his  position  as the  manager  of  Sandera  Capital,
              L.L.C.,   which  is  the  General   Partner  of  Sandera   Capital
              Management, L.P., which is the General Partner of Sandera Partners, L.P., and his position as the sole General Partner of Newcastle Partners, L.P., Mr. Schwarz is considered the beneficial owner of the shares of the Company owned by both Sandera Partners, L.P. and Newcastle Partners, L.P.


                                      A-31

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CUSIP No. 054 68 1101                    13D           Page 32 of 44 Pages
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                                   SCHEDULE II

SHARES HELD BY COMPANY'S MANAGEMENT AND 5% OR GREATER HOLDERS

         As of March 3, 1998, the directors and executive officers of the Company beneficially owned (within the meaning of the rules under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) 398,366 Shares (or approximately 7.6% of the Shares reported as outstanding on such date). The foregoing information has been obtained from the Company's definitive proxy statement dated May 1, 1998.

         Based on information obtained from the Company's definitive proxy statement dated May 1, 1998, and more recent Schedule 13D and Schedule 13G filings, the following table shows the only entities which owned more than 5% of the outstanding Shares as of the dates indicated.

                                      Number of              Percentage
                                    Shares Owned                 of
       Name and Address             Beneficially            Outstanding
     of Beneficial Owner            and of Record            Shares (1)
------------------------------     ---------------      --------------------

The Full Value Committee
150 East 52nd Street 21st
Floor
New York, NY 10022                   620,700(2)                11.9%

Franklin Resources, Inc.
777 Mariners Island
Boulevard
San Mateo, CA 94404                  499,400(3)                 9.6%

Steel Partners II, L.P.
150 East 52nd Street 21st
Floor
New York, NY 10022                   492,600(4)                 9.5%

SoGen International Fund,
Inc.
1221 Avenue of the Americas
New York, NY 10020                   375,000(5)                 7.2%

The TCW Group, Inc.
865 South Figueroa Street
Los Angeles, CA 90017                373,100(6)                 7.2%

Dimensional Fund Advisors,
Inc.
1299 Ocean Avenue, 11th
Floor
Santa Monica, CA 90401               299,150(7)                 5.7%


------------------------

(1) Based on information furnished by the stockholder except as otherwise provided.
(2) As of September 3, 1998. The Full Value Committee is deemed to have beneficial ownership of 620,700 shares, 492,600 of which are held by Steel Partners II, L.P., 125,000 of which are held by Sandera Partners, L.P. and 3,100 of which are held by Newcastle Partners, L.P.


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(3)      As of January 16, 1998. According to the Schedule 13G filed by Franklin
         Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, Inc., these shares are beneficially owned by one or more investment companies or other managed accounts that are advised by investment advisory subsidiaries of Franklin Resources, Inc. Sole voting and dispositive power is held by Franklin Advisory Services, Inc.
(4)      As of September 3, 1998.  Sole voting and investment power.
(5) As of June 10, 1998. According to the Schedule 13G filed by SoGen International Fund, Inc. (the "Fund") and its investment advisor, Societe Generale Asset Management Corporation, these shares were acquired by the Fund as beneficial owner for investment only. Shared voting and dispositive power.
(6) As of February 12, 1998. According to the Schedule 13G filed by The TCW Group, Inc. and Robert Day, these shares were acquired for investment in the ordinary course of business. Sole voting and dispositive power.

(7) As of February 9, 1998. Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 299,150 shares of Aydin Corporation stock as of December 31, 1997, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional has sole voting power as to 198,600 of these shares, shared voting power as to 100,550 shares and sole investment power as to 299,150 shares. Dimensional disclaims Beneficial Ownership of all such shares.

         Other than as set forth in the preceding paragraph, although the Committee does not have any information that would indicate that any information contained in this Consent Statement that has been taken from the Company's proxy statement dated January 30, 1997 or any other document on file with the Securities and Exchange Commission is inaccurate or incomplete, the Committee does not take any responsibility for the accuracy or completeness of such information.

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CUSIP No. 054 68 1101                    13D           Page 34 of 44 Pages
--------------------------------                     ---------------------------




                                    IMPORTANT


         1. If your shares are kept at your brokerage firm or bank, and they are registered in your brokerage firm's or your bank's name, please send back only the Committee enclosed WHITE Consent Card in the special envelope provided.

         2. If your shares are registered in your own names, please sign, date and return the enclosed WHITE Card to MacKenzie Partners.

         3. Time is critically short. Only your latest dated WHITE Consent Card will count.

         4. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE Consent Card with respect to your shares. Accordingly, please contact the person responsible for your account and give instructions for a WHITE Consent Card to be signed representing your shares.

         If you have any questions about giving your consent or require assistance in voting your shares, please call:

                            MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                               New York, NY 10010
                            (212) 929-5500 (Collect)
                                       or
                          CALL TOLL FREE (800) 322-2885

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 35 of 44 Pages
--------------------------------                     ---------------------------




                                  CONSENT CARD

                        Consent by Stockholders of Aydin
                     Corporation To Action Without a Meeting

THIS CONSENT IS SOLICITED BY THE FULL VALUE COMMITTEE

                  The undersigned, a stockholder of record of Aydin Corporation (the "Company") hereby consents, pursuant to Section 228 of the Delaware General Corporation Law, with respect to all shares of Common Stock, par value $1.00 per share, of the Company which the undersigned is entitled to vote in all capacities, to the following action without a meeting, without prior notice and without a vote:


                  RESOLVED, that in the best interests of the Company, the removal of all of the incumbent members of the Company's Board of Directors without cause, other than I. Gary Bard, including the removal of Ira Brind, Dr. Nev A. Gokcen, and Harry D. Train, II, and any person or persons elected to the Board of Directors by the Directors to fill any vacancy arising since the last annual meeting of stockholders, or newly created directorship, is hereby approved.

      CONSENT                       CONSENT WITHHELD                    ABSTAINS
-----                      --------                              -------


                  RESOLVED, that the nominees of the Full Value Committee, Warren G. Lichtenstein, Robert Frankfurt and Mark E. Schwarz, are hereby elected to the Board of Directors of the Company.

      CONSENT                       CONSENT WITHHELD                    ABSTAINS
-----                      --------                              -------

INSTRUCTIONS: To consent or withhold consent to, or abstain from, the foregoing resolutions check the appropriate box above.


                      ------------------------------------


                  If no box is marked with respect to each of the above resolutions, the undersigned will be deemed to consent to such resolutions.

(This Consent card is continued on the reverse side. Please mark, sign and date this Consent card on the reverse side before returning the Consent card in the enclosed envelope.)

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 36 of 44 Pages
--------------------------------                     ---------------------------




                  IN  WITNESS   WHEREOF,   the  undersigned  has  executed  this
shareholder action on the date set forth below.


                                      Date:
                                           -------------------------------------


                                      ------------------------------------------
                                      Signature of Stockholder



                                      ------------------------------------------
                                      Signature (if held jointly)



                                      ------------------------------------------
                                      Name and Title of Representative (if
                                      applicable)


                                      IMPORTANT  NOTE  TO  STOCKHOLDERS:  Please
                                      sign    exactly   as   your   shares   are
                                      registered. Joint owners should both sign.
                                      When   signing   as   executor,   trustee,
                                      administrator,   guardian,  officer  of  a
                                      corporation,  attorney-in-fact  or in  any
                                      other    fiduciary    or    representative
                                      capacity, please give your full name. This consent, when executed, will vote all shares held in all capacities. Be sure to date this Consent Card.

                          **THIS IS YOUR CONSENT CARD**

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 37 of 44 Pages
--------------------------------                     ---------------------------




                             Steel Partners II, L.P.
                        150 East 52nd Street, 21st Floor
                               New York, NY 10022





                                September 9, 1998


BY HAND
-------

I. Gary Bard
Chairman and Chief Executive Officer
Aydin Corporation
700 Dresher Road
Horsham, Pennsylvania 19044

Dear Mr. Bard:

         Steel Partners II, L.P. ("Steel Partners" or "Steel") currently owns 492,600 shares of common stock or 9.5% of the primary shares outstanding of Aydin Corporation ("Aydin"). Steel has been a long-term stockholder and is deeply concerned by management's inability to enhance stockholder value and the considerable deterioration of the market value of Aydin's common stock of over 40% since 1996.

         We are disappointed by the recently announced decision of the Company to engage PricewaterhouseCoopers Securities, L.L.C to assist the Company in evaluating potential strategic alternatives to enhance stockholder value, since the focus of the engagement appears to be the growth of the core Telemetry and Communications businesses. We have made it clear to the Board of Directors of the Company (the "Board"), both through personal communication and public filings, that in order to fully maximize stockholder value, the Company should take action to put the Company up for sale as soon as possible in a manner which will give stockholders the greatest return on their investment. We still believe, notwithstanding the Company's recent actions which purportedly are in best interests of its stockholders, that the Company has no other option but to pursue the sale of the Company as quickly as possible, and to focus its full energies in the exploration of this alternative. Since we no longer have confidence in management's ability to transform Aydin into a growth company. We believe each of Aydin's businesses will be better off with strategic buyers.

         It is for the above-stated reasons, and others, that we have now concluded that the only means by which we can ensure the Board of the Company acts in the best interests of the Company's stockholders is to have certain directors of the Company removed and in their place elect directors committed to pursuing the sale of the Company. In that regard we have today formed the Full Value Committee and are starting a consent solicitation whereby we will seek the removal of Ira Brind, Dr. Nev A. Gokcen and Harry D. Train, II., without cause, and the election of Warren Lichtenstein, Robert Frankfurt and Mark E. Schwarz (the "Slate") in their place. Upon the consummation of such actions, the Slate will take all necessary action to pursue the sale of the Company. It is our sincere belief that these actions are the best way to maximize stockholder value.

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 38 of 44 Pages
--------------------------------                     ---------------------------




         By separate cover we are delivering the consent of Steel Partners to such action.


Sincerely,

/s/ Warren G. Lichtenstein

Warren G. Lichtenstein
Managing Partner

cc:      Corporate Secretary, Aydin Corporation

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 39 of 44 Pages
--------------------------------                     ---------------------------





                                   Cede & Co.
                        c/o The Depository Trust Company
                                7 Hanover Square
                            New York, New York 10004


                                                     September 9, 1998








Gentlemen:

                  Cede &  Co.,  the  nominee  of The  Depository  Trust  Company
("DTC") is a holder of record of certain shares of Common Stock of Aydin Corporation (the "Company"). DTC is informed by its Participant, Bear Stearns Securities Corp., ("Participant"), that on the date hereof 492,600 of such shares (the "Shares"), credited to Participant's DTC account, representing more than five (5%) percent of the outstanding shares of Common Stock of the Company, are beneficially owned by Steel Partners II, L.P. ("Steel"), a customer of Participant.

                  At the request of Participant, on behalf of Steel, Cede & Co., as holder of record of the Shares, hereby demands the right pursuant to Section 220 of the Delaware General Corporation Law and Delaware common law, during the usual hours for business, to inspect the following records and documents of the Company and to make copies or extracts therefrom:

                           (1) A complete  record or list of the  holders of the
                  Company's Common Stock, certified by its transfer agent, showing the name, address and number of shares registered in the name of each such holder, as of the date of receipt of this letter by the Company (the "Date").

                           (2) A magnetic  computer  tape list of the holders of
                  the Company's Common Stock as of the Date, showing the name, address and number of shares registered in the name of each such holder; such computer processing data as is necessary for Steel to make use of such magnetic computer tape; and a hard copy printout of such magnetic computer tape for verification purposes.

                           (3) A stop list or stop lists  relating to any shares
                  of common stock of the Company and any additions or deletions thereto.

                           (4) All daily, weekly and monthly transfer sheets and
                  updated lists of the holders of the Company's Common Stock showing changes in the list of the Company's stockholders referred to above which are in or come into the possession of the Company or its transfer agent within 60 days from the Date.

                           (5) All  information in the Company's or its transfer
                  agent's possession, or which can reasonably be obtained from central certificate depository systems, or their nominees, brokers, dealers,

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 40 of 44 Pages
--------------------------------                     ---------------------------




                  banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number and identity of the actual beneficial owners of the Company's Common Stock as of the Date, including an alphabetical breakdown of any holdings in the respective names of Cede & Co. and other similar depositories or nominees.

                           (6) All  information  in, or which  comes  into,  the
                  possession or control of the Company, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees concerning the names, addresses and number of shares of the non-objecting beneficial owners ("NOBOS") and consenting beneficial owners of the stock of the Company.

                           (7) The undersigned demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (e) above from the date of such information, to and including sixty days from the date of this letter, be immediately furnished to the designated parties as such modifications, additions or deletions become available to the Company or its agents or representatives.

                  Cede & Co. has been advised by Participant that Steel will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

                  Cede & Co. has been advised by Participant that the purpose of this demand is to enable Steel to communicate with the Company's stockholders with respect to matters relating to their mutual interests as stockholders.

                  Cede & Co. hereby designates and authorizes Warren Lichtenstein, Robert Frankfurt or Olshan Grundman Frome & Rosenzweig LLP, and any other persons designated by either of them, to conduct the inspection and copying herein requested. It is requested that the information identified above be made available to the designated parties within five days of delivery of this letter.

                  Please immediately advise Robert Frankfurt at (212) 813-1500 as to when and where the items demanded above will be available.

                  While Cede & Co. is furnishing this demand as the stockholder of record of the Shares, it does so at the request of Participant and only as a nominal party for the true party in interest, Steel. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Steel is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

                                                  Cede & Co.



                                                  By:/s/ Gary LaCara
                                                     ---------------------------

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 41 of 44 Pages
--------------------------------                     ---------------------------




State of New York    )
                     )  ss:
County of New York   )





The undersigned, being first duly sworn, does say that he is a partner of Cede & Co., which executed the foregoing letter, and he acknowledged the execution of said letter to be his act and deed and the act and deed of Cede & Co., and that the information and facts stated therein are true and correct.




                                           Cede & Co.


                                           By:/s/ Gary LaCara
                                              --------------------------


Subscribed and sworn to before me
this 9th day of September, 1998

/s/ James McGreevey
---------------------------
         Notary Public


My commission expires:_____________________

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 42 of 44 Pages
--------------------------------                     ---------------------------




                                   Cede & Co.
                        c/o The Depository Trust Company
                                7 Hanover Square
                            New York, New York 10004

                        WRITTEN CONSENT OF STOCKHOLDER TO

                            ACTION WITHOUT A MEETING



         Cede & Co., the nominee of The Depository Trust Company ("DTC"), is a holder of record of shares of common stock of Aydin Corporation (the "Company" or the "Corporation"). DTC is informed by its Participant, Bear Stearns Securities Corp. ("Participant"), that on the date hereof 492,600 of such shares (the "Shares") credited to Participant's DTC account are beneficially owned by Steel Partners II, L.P., a customer of Participant.

         At the request of Participant, on behalf of Steel Partners II, L.P., Cede & Co., as holder of record of the Shares, hereby consents, pursuant to
Section 228 of the Delaware General Corporation Law ("DGCL"), to each of the following actions, without a meeting, without prior notice and without a vote:

         RESOLVED, that in the best interests of the Company, the removal of all of the incumbent members of the Company's Board of Directors without cause, other than I. Gary Bard, including the removal of Ira Brind, Dr. Nev A. Gokcen, and Harry D. Train, II, and any person or persons elected to the Board of Directors by the Directors to fill any vacancy arising since the last annual meeting of stockholders, or newly created directorship, is hereby approved; and it is further

         RESOLVED, that the nominees of the Full Value Committee, Warren G. Lichtenstein, Robert Frankfurt and Mark E. Schwarz are hereby elected to the Board of Directors of the Company.

         The above-proposed corporate actions may be adopted by the consent of the holders of a majority of the shares of common stock of the Company which are outstanding at the close of business on September 9, 1998, the record date of this consent pursuant 213(b) of the DGCL.

         While Cede & Co. is furnishing this consent as the stockholder of record of the Shares, it does so at the request of Participant and only as a nominal party for the true party in interest, Steel Partners II, L.P. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Steel Partners II, L.P. is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

                                                   Very truly yours,

                                                   Cede & Co.

Dated:  September 9, 1998                       By:/s/ Gary LaCara
                                                   ------------------------

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 43 of 44 Pages
--------------------------------                     ---------------------------




                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------



   Shares of Common              Price Per                  Date of
Stock Purchased/(Sold)             Share                 Purchase/Sale
----------------------             -----                 -------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        5,000                    8.29750                  7/13/98

        2,000                    8.33500                  7/14/98

       84,500                    7.69293                  7/30/98

       15,000                    7.53830                  7/31/98

       46,000                    7.57500                   8/3/98

       56,000                    7.42990                   8/4/98

       12,700                    7.58000                   8/5/98

          900                    7.85250                   8/6/98

        2,000                    7.87258                   9/1/98

       14,900                    8.14441                   9/2/98



                               WARREN LICHTENSTEIN
                               -------------------

                                      None.

--------------------------------                     ---------------------------
CUSIP No. 054 68 1101                    13D           Page 44 of 44 Pages
--------------------------------                     ---------------------------







   Shares of Common              Price Per                  Date of
Stock Purchased/(Sold)             Share                 Purchase/Sale
----------------------             -----                 -------------

                             SANDERA PARTNERS, L.P.
                             ----------------------

        49,500                   8.31030                  7/10/98

         7,500                   8.24950                  7/13/98

         1,600                   8.31938                  7/15/98

         9,000                   8.31167                  7/16/98

         3,200                   8.37719                  8/14/98

        10,000                   8.56150                  8/17/98

         5,000                   8.62550                  8/18/98

         1,000                   8.63750                  8/19/98

         5,000                   8.62550                  8/20/98





   Shares of Common              Price Per                  Date of
Stock Purchased/(Sold)             Share                 Purchase/Sale
----------------------             -----                 -------------

                            Newcastle Partners, L.P.
                            ------------------------

        2,000                     8.18500                   7/10/98

          100                     8.50000                   8/27/98

          500                     7.99750                   8/28/98

          500                     7.99750                   8/28/98




                                 MARK E. SCHWARZ
                                 ---------------

                                      NONE